Amc

FILED
NOV 18 2019
STATE TREASURER

0100408441

New Jersey Division of Revenue

Certificate of Amendment to the Certificate of Incorporation
(For Use by Domestic Profit Corporation)

Pursuant to the provisions of Sections 14A:9-2 (4), 14A:9-4 (3), 14A:9-1(2)(f) and 14A7-15.1, Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation, dated March 26, 2002, as amended:

1. The name of the Corporation is:

   Akers Biosciences, Inc.

2. Pursuant to Section 14A:9-1(2)(f) and Section 14A:7-15.1, the following amendment to the Amended and Restated Certificate of Incorporation was approved by the directors of the corporation on the 15 day of November, 2019.

   Resolved that Article Four of the Amended and Restated Certificate of Incorporation be amended by adding the following new paragraph:

   "Each outstanding share of common stock, no par value per share, of this corporation will be combined and converted, automatically, without further action, into a number of shares of such common stock equal to the number of such shares immediately prior to such filing divided by 24. Fractional shares will not been issued; any such fractional shares that will result from the combination and conversion will be rounded up to the nearest whole number. At the effective date, there shall be no change in the number of authorized shares of stock which this corporation shall have the authority to issue."

3. The number of shares outstanding at the time of the adoption of the amendment was: 12,520,208.

   The total number of shares entitled to vote thereon was: 0

4. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of November 25, 2019 at 8:00 a.m. Eastern Time.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE FOLLOWS]

Howard R. Yeaton
Chief Executive Officer

Dated this 15th day of November, 2019